Exhibit 99.2

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna reports results of Annual General Meeting and announces the appointment of an additional Director to the Board

Vancouver, June 28, 2022-- Fortuna Silver Mines, Inc. (NYSE: FSM | TSX: FVI) hereby announces the voting results at the Company’s annual general meeting held on June 27, 2022 and announces the appointment of an additional Director to the Board.

A total of 138,713,814 common shares were represented at the meeting, being 47.48 percent of the Company’s issued and outstanding shares as at the record date. Shareholders voted in favor of all matters brought before the meeting including the appointment of auditors and the election of management’s nominees as directors.

Detailed results of the votes on the election of directors are as follows:

Director	Votes For		Votes Withheld

Jorge Ganoza Durant	104,658,257	(99.26%)	780,272	(0.74%)
David Laing	80,580,329	(76.42%)	24,858,201	(23.58%)
Mario Szotlender	104,351,248	(98.97%)	1,087,282	(1.03%)
David Farrell	87,371,942	(82.87%)	18,066,588	(17.13%)
Alfredo Sillau	89,962,016	(85.32%)	15,476,514	(14.68%)
Kylie Dickson	102,933,091	(97.62%)	2,505,438	(2.38%)
Kate Harcourt	104,445,839	(99.06%)	992,690	(0.94%)

Fortuna is also pleased to announce that after the annual general meeting, the Board approved the appointment of Ms. Salma Seetaroo as an additional Director of the Company. Salma brings her skills and experience in commodities, financing, investment banking and project development in West Africa. She has spent the last 17 years working on debt, equity and special situations investments in Africa as an investment banker. Salma is the co-founder and chief executive officer of Cashew Coast, an integrated cashew business located in Côte d’Ivoire, with two processing factories employing over 1,000 people, primarily women, and supporting approximately 5,000 farmers. She currently sits on the board of GoviEx Uranium Inc., a Canadian mineral resource company, listed on the TSX Venture Exchange, which is focused on the exploration and development of uranium properties in Africa, and is also a member of the Global Advisory Board of the Bayes Business School, City University London, UK, where she earned an Executive MBA. Salma started her career as a City solicitor with the global law firm, Norton Rose Fulbright in London.

David Laing, Chair of the Board of Fortuna, commented, “On behalf of the Board of Directors, I am very pleased to extend Salma a warm welcome to our team. Her extensive business and operational experience in Africa will complement our Board’s capabilities as Fortuna continues to position itself as a leading global precious metals mining company with operations in Latin America and West Africa.”

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Mr. Jorge Ganoza, co-founder, President, CEO & Director of Fortuna, commented on the appointment of Ms. Seetaroo, “Salma´s knowledge, skill and experience in investment banking and business development in West Africa complement our Board’s capacity to steward the company as we expand our presence in West Africa, one of the most prolific gold producing regions in the world. This year, West Africa is planned to contribute approximately 100,000 ounces to our gold production, which represents 27% of consolidated gold equivalent ounces. In 2022, the region will receive 71% of our capital investment budget of $244 million. We have seeded brownfield and greenfield opportunities to continue expanding gold production in the region in the coming years.”

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; estimates of gold production from operations in Burkina Faso, and the percentage of consolidated gold equivalent ounces that this is estimated to represent for 2022; the Company’s estimated capital investments attributable to West Africa for 2022, and the percentage that this represents of the Company’s consolidated investment budget for 2022; proposed future continued investment in brownfields and greenfield opportunities in West Africa; and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases of incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’s business operations and financial condition; the risks associated with the completion of the business combination with Roxgold, including the ability of the Company to successfully consolidate functions, integrate operations, procedures and personnel; changes in prices for gold, silver and other metals; increase in inflations; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; the ability of the current exploration programs to identify and/or expand mineral resources; operational risks in exploration and development; delays or changes in plans with respect to exploration or development projects including the construction of the mine at the Séguéla Project; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; fluctuations in currencies and exchange rates; the imposition of capital control in countries in which the Company operates; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

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Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the reconciliation of mineral reserves at each of the Company’s mines remains consistent with the mineral reserve model; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which could cause a slowdown in global economic growth; government mandates in Peru, Mexico, Argentina, Burkina Faso and Côte d’Ivoire with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations; government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company’s operations, including transportation of personnel to and from site, contractor and supplier availability and the ability to sell or deliver concentrate and doré; the expected trends in mineral prices, currency exchange rates and rates of inflation; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals and permits will be obtained for the Company’s business and operations; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.